SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November 05, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

REMINDER	November 5, 2008

3Q08 Earnings Results and TAM DAY Agenda

São Paulo, November 5, 2008 – TAM S.A. (BOVESPA: TAMM4, NYSE:TAM) will release its results for the third quarter 2008 (3Q08) on November 10, 2008. The information will be available on the company’s website: www.tam.com.br/ir, and through the CVM (Comissão de Valores Mobiliários) and SEC (Securities and Exchange Commission) “before the market open”. The conference calls in Portuguese and English will be Monday, November 10 at 01:00pm (Eastern Time), simultaneously.

Conference Calls

Portuguese November 10, 2008 04:00 pm (Brazil time) 01:00 pm (US EDT) Phone: +55 (11) 4688-6301 Password: TAM Replay: +55 (11) 4688-6312 Available from 11/10/2008 until 11/16/2008 Code: 791	English
 November 10, 2008
 04:00 pm (Brazil time)
 01:00 pm (US EDT)
 US participants: 1-800-860-2442
 Other countries: +1 (412) 858-4600
 Password: TAM
 Replay: +55 (11) 4688-6312
 Available from 11/10/2008 until 11/16/2008
Code: 982

We would like to inform that the registration form for the TAM DAY and agenda are already available in our Investor Relations website – www.tam.com.br/ir. We would like to remind that number of participants is limited.

This year we will broadcast the TAM Day live in our website, including the earnings release. We look forward to seeing you!

AGENDA

November 10 – São Paulo *

08:00 –08:30	Coffee / Registration

08:30 –08:45	Welcome

08:45 –10:45	TAM International Corporation

10:45 –11:00	Coffee Break

11:00 –11:45	Unlocking Value Update

11:45 –13:00	External Speakers

13:00 –15:00	Lunch

15:00 –16:00	Visit Hangar II

16:00 –17:30	3Q08 earnings release & 2009 guidance

17:30 –17:40	Final Comments
*Local Time

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed September 2008 with a 52.8% market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil. TAM's market share among Brazilian companies that operate international flights stood at 82.1% in September. Operations abroad include TAM flights to 17 destinations in the United States, Europe and South America: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. A pioneer in Brazil's airline industry with the launch of its Programa Fidelidade frequent flyer program, TAM today has more than 5 million members and has redeemed more than 5.9 million tickets for frequent flyer points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 05, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.